January 9, 2014

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Sanchez Energy Corporation

Form 10-K

Filed March 18, 2013

File No. 001-35372

Dear Mr. Schwall:

Set forth below are the responses of Sanchez Energy Corporation, a Delaware corporation (“Sanchez,” “we,” “us,” “our” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter, dated December 24, 2013, with respect to our Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).  The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced and emboldened herein for ease of reference.  All page numbers in our responses refer to our Form 10-K, unless otherwise indicated.

Based on our review of the Staff comment letter, and as further described herein, we believe that our Form 10-K is in substantial compliance with SEC rules and regulations and is not materially inaccurate or misleading and, therefore, believe that amending it is not necessary.  Instead, as indicated in our responses below, we respectfully propose to make appropriate clarifications or modifications to our disclosures in future filings.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Sanchez Energy Corporation

January 9, 2014

Business, page 3

Development of Proved Undeveloped Reserves, page 10

1.                                      Please expand the discussion here to provide all of the disclosures required by Item 1203 of Regulation S-K.  This includes figures for material changes to PUD reserves due to revisions, acquisition/divestiture, improved recovery and discovery/extension as well as conversion to developed status and the associated development costs incurred.

Response:  We acknowledge the Staff’s comment and respectfully refer the Staff to the disclosure included in our Supplementary Information on Oil and Natural Gas Exploration, Development and Production Activities beginning on page F-34.  Specifically, we refer the Staff to page F-36 where the table titled “Net proved and proved developed reserve quantities summary” discloses our total quantity of proved undeveloped reserves as of December 31, 2012 and to page F-34, where we disclose our total expenditures for our oil and natural gas property acquisition, exploration and development activities.  In addition, on page F-35, we explain that, as of December 31, 2012, the Company did not have any proved undeveloped (“PUD”) drilling locations previously disclosed that have remained undeveloped for five years or more and that no PUD locations were included in the Company’s proved oil reserves as of December 31, 2012 that are scheduled to be drilled after five years.

We acknowledge that our Form 10-K did not sufficiently disclose material changes in PUD reserves that occurred during the fiscal year ended December 31, 2012 as required by Item 1203(b) of Regulation S-K.  However, in all other respects, we believe that the above referenced disclosure complies with the requirements of Item 1203 of Regulation S-K.  Consequently, and in lieu of amending our Form 10-K, we propose to include disclosure similar to the following in the Company’s Form 10-K for the fiscal year ended December 31, 2013 (“2013 Form 10-K”) that we anticipate filing by March 17, 2014 explaining material changes that occurred in our proved undeveloped reserves, including proved undeveloped reserves converted into proved developed reserves:

Securities and Exchange Commission

Sanchez Energy Corporation

January 9, 2014

As of December 31, 2013, we identified [    ] gross ([    ] net) PUD drilling locations, [    ] of which were identified and economically viable at December 31, 2012 and which we anticipate drilling within the next five years. The table below details the activity in our PUD locations from December 31, 2012 to December 31, 2013:

Net
	Gross	Net	Volume
	Locations	Locations	(mboe)
Balance, December 31, 2012
PUDs converted to PDP by drilling
PUDs removed due to performance
PUDs removed from future drilling schedule
Acquisition activity
Additions due to performance
Other
Balance, December 31, 2013

Excluding acquisitions, we expect to make capital expenditures related to drilling and completion of wells of approximately $[    ] million during the year ending December 31, 2013.

2.                                      We note you drilled in 2012 (page 15) 14 gross (9.5 net) development wells and 6 gross (5.5 net) exploratory wells.  Please tell us the figures (MBO and MMCFG) for the pre- drill and post-drill Proved Estimated Ultimate Recoveries and pre-drill and post-drill Probable EURs for each of the 14 PUD locations/wells and 6 unproved locations/wells, respectively.  Explain the approximate distance each proved and unproved location was from a productive well at spud time.

Response:  The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the SEC.

Estimated Probable and Possible Reserves, page 12

3.                                      The reserve table you have here should include the development status of each reserve category as specified in Item 1202(a)(2) of Regulation S-K.  Please expand this to comply with Regulation S-K.

Response:  We acknowledge the Staff’s comment and respectfully refer the Staff to the disclosure included in our Supplementary Information on Oil and Natural Gas Exploration, Development and Production Activities beginning on page F-34, which includes disclosure regarding the Company’s proved developed and proved undeveloped reserves by product type as well as total reserves expressed on a barrel of oil equivalents

Securities and Exchange Commission

Sanchez Energy Corporation

January 9, 2014

basis.  In addition, we refer the Staff to the disclosure included in footnote 2 to the table on page 12, which discloses the Company’s probable and possible reserves by product type.

We believe that the above referenced disclosure substantially complies with the requirements of Item 1202 of Regulation S-K.  In addition, since a registrant is permitted, but not required, to disclose probable and possible reserves at fiscal year-end, the Company will exclude these reserve categories from its 2013 disclosures.  We propose to include disclosure for proved reserves similar to the following in the Company’s 2013 Form 10-K:

Securities and Exchange Commission

Sanchez Energy Corporation

January 9, 2014

As of December 31, 2013
Total
Estimated
		Natural Gas		Proved
	Oil	Liquids	Natural Gas	Reserves	PV-10
	(mbo)	(mbbl)	(mmcf)	(mboe)	(in millions)
Estimated proved reserves by project area:
Eagle Ford
Palmetto - Gonzales	—	—	—	—	$—
Maverick - Zavala, Frio	—	—	—	—	—
Marquis - Fayette, Lavaca, Atascosa, Webb and DeWitt	—	—	—	—	—
Total Eagle Ford Shale	—	—	—	—	—
Other	—	—	—	—	—
Total estimate proved reserves	—	—	—	—	$—

As of December 31, 2013
	Oil (mbo)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Total Estimated Proved Reserves (mboe)	PV-10 (in millions)
Estimated proved developed reserves by project area:
Eagle Ford
Palmetto - Gonzales	—	—	—	—	$—
Maverick - Zavala, Frio	—	—	—	—	—
Marquis - Fayette, Lavaca, Atascosa, Webb and DeWitt	—	—	—	—	—
Total Eagle Ford Shale	—	—	—	—	—
Other	—	—	—	—	—
Total estimated proved developed reserves	—	—	—	—	$—

As of December 31, 2013
	Oil (mbo)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Total Estimated Proved Reserves (mboe)	PV-10 (in millions)
Estimated proved undeveloped reserves by project area:
Eagle Ford
Palmetto - Gonzales	—	—	—	—	$—
Maverick - Zavala, Frio	—	—	—	—	—
Marquis - Fayette, Lavaca, Atascosa, Webb and DeWitt	—	—	—	—	—
Total Eagle Ford Shale	—	—	—	—	—
Other	—	—	—	—	—
Total estimated proved undeveloped reserves	—	—	—	—	$—

This disclosure combines information provided in the table on page 9 and page 12 of our Form 10-K and will include similar footnote disclosures.

Securities and Exchange Commission

Sanchez Energy Corporation

January 9, 2014

Net proved and proved developed reserve quantities summary, page F-36

4.                                      FASB ASC paragraph 932-235-50-5 requires appropriate explanation of significant changes in the net quantities of an entity’s proved reserves.  Please explain the reasons for the significant 2012 revisions.

Response:  As indicated on page F-36, our total revisions of previous estimates of proved reserves was 981 mboe for the fiscal year ended December 31, 2012.  We respectfully submit to the Staff that we do not believe that a revision of 981 mboe out of our total proved reserves of 21,207 mboe, 4.6% of total reserves, as of December 31, 2012 is a significant change as contemplated by FASB ASC paragraph 932-235-50-5.

However, for the Staff’s reference, the revisions were due to the following:

Proved Developed

The Company’s total estimated proved developed (“PDP”) reserves of 3.715 MMboe as of December 31, 2012, increased by 2.747 MMboe from 0.968 MMboe of PDP reserves at the end of 2011.  During the year, Sanchez converted 1.534 MMboe of PUD reserves to PDP reserves through development drilling activity.  We added 1.261 MMboe of new PDP reserves through extensions and discoveries and had minor revisions of 0.617 MMboe associated primarily with changes in product prices and improvement of performance.

Proved Undeveloped

The Company’s total estimated PUD reserves of 17.492 MMboe as of December 31, 2012, increased by 11.780 MMboe from 5.712 MMboe of PUD reserves estimated at the end of 2011. During the year, Sanchez converted 1.534 MMboe of PUD reserves to PDP reserves through development drilling activity. We added 12.754 MMboe of new PUD reserves through extensions and discoveries and had only minor revisions of 0.364 MMboe due to offset performance.

In addition, the Company acknowledges its responsibility to include in its future Form 10-Ks explanations for revisions to its proved reserves to the extent that such revisions are significant as contemplated by FASB ASC paragraph 932-235-50-5.

Securities and Exchange Commission

Sanchez Energy Corporation

January 9, 2014

Signature Page

If you have any questions or comments concerning these responses, please call Kirsten A. Hink, our Vice President and Principal Accounting Officer, at (713) 783-8000 or David P. Elder at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5881.

Sincerely,

Sanchez Energy Corporation

By:	/s/ Michael G. Long
Michael G. Long
Executive Vice President and Chief Financial Officer

cc:                          Kirsten A. Hink, Sanchez Energy Corporation

David P. Elder, Akin Gump Strauss Hauer & Feld LLP

Kevin Hubbard, BDO USA, LLP